Filed by The PNC Financial Services Group, Inc. Pursuant to Rule 425 under the Securities Act of 1933 under the Securities Exchange Act of 1934, as amended Subject: The PNC Financial Services Group, Inc. Commission File Number: 001-09718 The following is an article published by S&P Market Intelligence on September 8, 2025, in connection with an interview featuring PNC’s President Mark Wiedman. FirstBank's Colorado scale justified high deal value for PNC, executives say S&P Market Intelligence Staff Writer Tuesday, September 9, 2025, 8:54 PM EDT FirstBank Holding Co.'s scale in Colorado was a key factor behind the premium that PNC Financial Services Group Inc. agreed to pay to acquire the company. The transaction, which would more than triple PNC's current Colorado branch network to 120, has a deal value of $4.1 billion, or roughly 2.3x FirstBank's tangible book value, making it the most expensive bank deal of 2025 so far, according to S&P Global Market Intelligence data. The transaction's deal value-to-tangible common equity ratio is 234.15%, the highest of the year on US bank M&A transactions. Colorado is already one of PNC's top target markets for organic growth, and acquiring FirstBank is PNC's only path to gaining significant scale in the state on an accelerated timeline, PNC President Mark Wiedman said in an interview. "This was a unique natural resource; the only mountain pass we could go through," Wiedman said. "If you're the only mountain pass, you can charge more for people coming through." Continuing to grow without expanding into new markets would likely prove difficult for PNC, and population growth in Colorado has been "phenomenal," so it makes sense for the company to expand its presence in the state, McQueen Financial Advisors Founder and CEO Charley McQueen said. "They've got to get to a new regional area to continue to grow," McQueen said. "They've got a bit of the Midwest and Southeast covered. This is a great way to get to the middle part of the country." FirstBank was PNC's only path into Colorado because the company is the only bank of scale in the state, aside from large, out-of-state national banks, FirstBank President and CEO Kevin Classen said. The company had $26.8 billion in assets and was the only Colorado-based bank with more than $10 billion in assets as of June 30, according to S&P Global Market Intelligence data. "It is hard to find scale, and in Colorado ... how you do it would be to come through us," Classen said. "I think it was of strategic importance to them as they moved West, and I think that's why they were willing to pay for it." Loans and deposits FirstBank's "excellent" deposit franchise and substantial lending relationships in the state were also driving factors behind the deal's pricing, Wiedman said. The company's branch network is better than what PNC would have been able to build over time organically, with a stable funding base of retail deposits, he said. First Bank's cost of funds, at 1.58% as of June 30 according to Market Intelligence data, is also significantly lower than the effective Fed Funds rate of 4.33% as of Sept. 8. On the lending side, FirstBank's portfolio is lower-risk, with 47% of the company's loans in residential one-to- four-family mortgages and 40% in commercial real estate, Janney analyst Christopher Marinac wrote in a Sept. 8 research note. The transaction will make Colorado one of PNC's top commercial banking markets in the country and grow the company's retail lending portfolio in the state, Wiedman said. "Both on the asset and liability side, this is a pretty good franchise," Wiedman said. "Call it a gem. That justified a nice premium for the sellers. They built a great bank." Argus Research analyst Stephen Biggar said the benefits that FirstBank will provide to PNC, including the increased Colorado market share, justify the price. "It did not strike me that they were overpaying, necessarily, considering the benefits that they'll be getting out of it," Biggar said. Looking ahead Regarding future M&A opportunities, Wiedman described the FirstBank acquisition as "one step in a long journey," and said the company will continue to look for opportunities as it aims to build a coast-to-coast national bank. "We're open to a wide range of paths," Wiedman said. "Our main thrust is organic growth, but opportunistically, if we can jump a year or two in our planning, we take it." CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication contains statements regarding PNC; FirstBank; the proposed transaction between PNC and FirstBank; future financial and operating results; benefits and synergies of the transaction; future opportunities for PNC; the issuance of common stock of PNC contemplated by the Agreement and Plan of Merger by and among PNC, FirstBank and Summit Merger Sub I, Inc. (the “Merger Agreement”); the expected filing by PNC with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of PNC and a proxy statement of FirstBank to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the federal securities laws, including the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates, and projections about PNC and its subsidiaries or related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements. These forward-looking statements may include information about PNC’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and PNC’s future capital expenditures and dividends, future financial condition and changes therein, including changes in PNC’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for PNC’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on PNC’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of each of the proposed transactions, and statements about the assumptions underlying any such statement. These forward-looking statements are not guarantees of future performance and are based on expectations and assumptions PNC currently believes to be valid. Because forward-looking statements relate to future results and occurrences, many of which are outside of PNC’s control, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of PNC, FirstBank or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward- looking statements. Such risks and uncertainties include, among others: (1) the risk that the cost savings and synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to PNC’s business and to FirstBank’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of FirstBank’s business and operations into PNC, will be materially delayed or will be more costly or difficult than expected, or that PNC is otherwise unable to successfully integrate FirstBank’s business into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approval by the shareholders of FirstBank, (5) the ability by each of PNC and FirstBank to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect PNC after the closing of the transaction or adversely affect the expected benefits of the transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (8) the dilution caused by the issuance of additional shares of PNC’s common stock in the transaction, (9) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against PNC before or after the transaction, or against FirstBank, (11) diversion of management’s attention from ongoing business operations and (12) general competitive, economic, political and market conditions and other factors that may affect future results of PNC and FirstBank. PNC disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other factors are discussed in PNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC, and other reports and statements PNC has filed with the SEC. Copies of the SEC filings for PNC may be downloaded from the Internet at no charge from https://investor.pnc.com.

Additional Information about the Transaction and Where to Find It PNC intends to file with the SEC a Registration Statement on Form S-4 to register the shares of PNC common stock to be issued to the shareholders of FirstBank in connection with the proposed transaction. The Registration Statement will include a Proxy Statement/Prospectus which will be sent to the shareholders of FirstBank in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PNC, FIRSTBANK AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from PNC at https://investor.pnc.com. Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request by telephone or mail to The PNC Financial Services Group, Inc., The Tower at PNC Plaza, 300 Fifth Avenue Pittsburgh, Pennsylvania 15222-2401 Attention: Shareholder Services, (800) 982-7652 or to FirstBank Holding Company, 12345 W Colfax Ave, Lakewood, Colorado 80215, Attention: Stock Administrator, (303) 235-1331. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.